
November 6, 2012

Via E-mail
Michael P. Going
General Counsel
CNH Global N.V.
6900 Veterans Boulevard
Burr Ridge, IL 60527

> **Re:** **CNH Global N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-14528**

Dear Mr. Going:

We refer you to our comment letter dated September 26, 2012 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter. We remind you that our com   ments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance